UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

27 February 2013                                                                        CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of options and

disposal of ordinary shares of the Company

The Company announces that on 26 February 2013, Mr Chris Ladas, an executive director and Executive Vice President, Operations exercised the options mentioned below;

Plan	Number of options exercised	Exercise Price per share
CSR Share Option Plan	67,000	£2.00
CSR Share Option Plan	20,600	£3.21

Following receipt of the ordinary shares in the Company arising on exercise of the options, Mr Ladas immediately sold 87,600 ordinary shares at a price per share of £4.2965740. Following the disposal, Mr Ladas continues to hold 86,234 ordinary shares in the Company.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: February 28, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary